100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

July 16, 2019

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	CNS Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 28, 2019

File No. 333-232443

Dear Ms. Westbrook:

This letter is being submitted on behalf of CNS Pharmaceuticals, Inc. (“CNS Pharmaceuticals” or the “Company”) in response to the comment letter, dated July 10, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed June 28, 2019 (the “Original Registration Statement”). The Company’s Amendment No. 1 to the Registration Statement (the “Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1 filed June 28, 2019

Capitalization, page 25

1.        Please address the following:

•        Explain how you arrived at 15,506,615 shares issued and outstanding, pro forma – IPO as it does not appear evident from the information in the third bullet of the headnote to the table.

•        Regarding your disclosure that the number of shares of common stock to be outstanding after the offering does not include 1,464,500 shares of common stock underlying outstanding options, please reconcile that number of shares to disclosure in Note 5 to the financial statements on F-25 that indicates only 675,000 options are outstanding.

Response: The 15,506,615 share amount in the Original Registration Statement was incorrect, and has been corrected to state 15,806,615 shares in the Amended Registration Statement. With respect to the difference between the disclosure in the forepart of the prospectus and the financial statements regarding option issuances, the Company issued additional options during June 2019. A new subsequent event footnote has been included in the Amended Registration Statement to reflect such new option issuances.

Securities and Exchange Commission

July 16, 2019

Business

Intellectual Property, page 41

2. We note your disclosure that the last of three U.S. patents are scheduled to expire in 2020. Please clarify the expiration date for each of these patents. Please also expand your disclosure to discuss whether you expect the expiration of these patents to have a material effect on your business, including any impact on future operations and the financial position of the company. Please add similar disclosure in the Summary and Risk Factors to discuss any potential material effect, to the extent applicable.

Response: The Company has added the following disclosure in the “Prospectus Summary” section of the Amended Registration Statement:

“The U.S. patents for Berbucin that we have licensed from HPI have varying expiration dates and, when these patents expire, we may be subject to increased competition. We have three U.S. patents related to Berbucin which expire in March 2020, August 2020 and November 2020. We intend to apply for orphan drug status with the FDA for the use of Berubicin for the treatment of malignant gliomas, and if we are successful, of which there is no assurance, we may obtain market exclusivity of up to 7 years from the date of approval of a NDA in the United States. During that period FDA generally could not approve another product with the same active pharmaceutical ingredient for the same indication. At the same time, we plan to file additional patent applications that potentially might allow for further increase of the exclusive market protection for use of Berubicin. However, we can provide no assurance that we will receive orphan drug status or that we will be able to file or receive additional patent protection. The failure to receive such orphan drug status or to obtain additional patent protection will reduce the barrier to entry for competition for Berbucin, which may adversely affect our operations.”

The Company has added the following new risk factor in the “Risk Factor” section of the Amended Registration Statement:

“Our licensed U.S. patents expire in 2020 and the expiration of our patents may subject us to increased competition.

The U.S. patents for Berbucin that we have licensed from HPI have varying expiration dates and, when these patents expire, we may be subject to increased competition. We have three U.S. patents related to Berbucin which expire in March 2020, August 2020 and November 2020. We intend to apply for orphan drug status with the FDA for the use of Berubicin for the treatment of malignant gliomas, and if we are successful, of which there is no assurance, we may obtain market exclusivity of up to 7 years from the date of approval of a NDA in the United States. During that period FDA generally could not approve another product with the same active pharmaceutical ingredient for the same indication. At the same time, we plan to file additional patent applications that potentially might allow for further increase of the exclusive market protection for use of Berubicin. However, we can provide no assurance that we will receive orphan drug status or that we will be able to file or receive additional patent protection. The failure to receive such orphan drug status or to obtain additional patent protection will reduce the barrier to entry for competition for Berbucin, which may adversely affect our operations.”

The Company has revised the disclosure in the “Business – Intellectual Property” section of the Amended Registration Statement:

“Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. We have licensed the right to certain intellectual property covering products comprised of anthracycline antibiotic compound, methods for manufacture and use for the treatment of cancer. The licensed intellectual property includes at least three material patents in the United States and their foreign counterparts throughout the world. The U.S. patents have varying expiration dates and, when these patents expire, we may be subject to increased competition. We have three U.S. patents which expire in March 2020, August 2020 and November 2020. We intend to apply for orphan drug status with the FDA for the use of Berubicin for the treatment of malignant gliomas, and if we are successful, of which there is no assurance, we may obtain market exclusivity of up to 7 years from the date of approval of a NDA in the United States. During that period FDA generally could not approve another product with the same active pharmaceutical ingredient for the same indication. At the same time, we plan to file additional patent applications that potentially might allow for further increase of the exclusive market protection for use of Berubicin. However, we can provide no assurance that we will receive orphan drug status or that we will be able to file or receive additional patent protection. The failure to receive such orphan drug status or to obtain additional patent protection will reduce the barrier to entry for competition for Berbucin, which may adversely affect our operations.”

Securities and Exchange Commission

July 16, 2019

Narrative Disclosure to Summary Compensation Table, page 52

3. Please file the amendments to your employment agreement with Mr. Climaco , the employment agreements with Drs. Silberman and Picker, and the consulting agreement with Mr. Lourie as exhibits to the registration statement.

Response: The Company has filed the employment agreements with Drs. Silberman and Picker as exhibits to the Amended Registration Statement. The Company respectfully advises the Staff that the new compensation arrangements for Messrs. Climaco and Lourie were made by the Board and did not involve an amendment to the current employment agreement and consulting agreement previously filed as exhibits.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri
Cavas Pavri

Enclosures

cc:	John Climaco, Chief Executive Officer

Matt Lourie, Chief Financial Officer